BMO Financial Group Reports Third Quarter 2021 Results

EARNINGS RELEASE

BMO’s Third Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Third Quarter 2021 Compared With Third Quarter 2020:

•	Net income of $2,275 million, an increase of 85%; adjusted net income[1,4] of $2,292 million, an increase of 82%

•	Reported EPS[2] of $3.41, an increase of 89%; adjusted EPS[1,2,4] of $3.44, an increase of 86%

•	Recovery of credit losses of $70 million, compared with a provision for credit losses (PCL) of $1,054 million

•	Reported net efficiency ratio[3] of 56.0%, compared with 57.4%; adjusted net efficiency ratio[1,3,4] of 55.7%, compared with 56.8%

•	Return on equity (ROE) of 17.5%, an increase from 9.4%; adjusted ROE[1,4] of 17.6%, an increase from 9.6%

•	Common Equity Tier 1 Ratio of 13.4%, an increase from 11.6% in the prior year

Year-to-Date 2021 Compared With Year-to-Date 2020:

•	Net income of $5,595 million, an increase of 59%; adjusted net income[1,4,5] of $6,425 million, an increase of 79%

•	Reported EPS[2] of $8.35, an increase of 61%; adjusted EPS[1,2,4,5] of $9.63, an increase of 82%

•	PCL of $146 million, compared with $2,521 million

•	Reported net efficiency ratio[3] of 60.6%, compared with 60.8%; adjusted net efficiency ratio[1,3,4,5] of 56.2%, compared with 60.2%

•	ROE of 14.5%, an increase from 9.3%; adjusted ROE[1,4,5] of 16.7%, an increase from 9.5%

Toronto, August 24, 2021 – For the third quarter ended July 31, 2021, BMO Financial Group recorded net income of $2,275 million or $3.41 per share on a reported basis, and net income of $2,292 million or $3.44 per share on an adjusted basis.

“Operating momentum across our diversified businesses continues to drive strong financial performance. We recorded third quarter adjusted earnings per share of $3.44, with strong pre-provision pre-tax earnings of $2.9 billion, up 12% year-over-year, driven by revenue growth of 10%,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are executing strategies and investing in our businesses to deliver strong returns and efficiency improvements, which this quarter, delivered positive operating leverage of 2.1%, an efficiency ratio of 55.7%, a 110 basis point improvement from last year, and return on equity of 17.6%. Our leadership in risk and balance sheet management remains a key differentiator and contributed to continued strong credit metrics and a robust capital position with a CET1 ratio of 13.4%.”

“Our consistent financial performance enables us to deliver on our vision for a sustainable future. This quarter, we continued to advance our work to address the impact of climate change and champion inclusivity, and made a long-term pledge to supporting the development of affordable housing. With the economic recovery continuing to take hold, and as communities adapt to the most recent pandemic developments, we are committed to helping our clients make real financial progress and supporting their growth ambitions.” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

(5)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

Adjusted results in the current quarter excluded the impact of divestitures and a partial reversal of restructuring charges recorded in the fourth quarter of 2019, related to severance. Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior years. Reported and adjusted net income increased from the prior year, driven by net revenue growth of 10%, higher expenses, including higher performance-based compensation reflective of strong revenue, and the impact of lower provisions for credit losses. Net income increased across all operating groups.

Return on equity (ROE) was 17.5%, an increase from 9.4% in the prior year, and adjusted ROE was 17.6%, an increase from 9.6%. Reported and adjusted return on tangible common equity (ROTCE) were both 19.8% in the current quarter, an increase from 11.1% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

Third Quarter Performance Review

Canadian P&C

Reported and adjusted net income were $815 million, both increasing $496 million from the prior year. Results were driven by a 14% increase in revenue with higher net interest income and non-interest revenue, higher expenses and a decrease in the provision for credit losses.

During the quarter, we were named Best Commercial Bank in Canada by World Finance magazine for the seventh consecutive year, recognized for our innovative and client-centric approach, commitment to digital transformation and experience, and holistic understanding of market trends and changing client needs – especially during the COVID-19 pandemic. This award speaks to our continued focus and commitment to our clients, and our expertise across industries to meet clients’ evolving and unique needs. In addition, to help our business clients through the challenging times brought on by the pandemic, we extended our Lifeworks Wellness Assistance Program to Canadian Business Banking clients across Canada, at no additional cost.

U.S. P&C

Reported net income was $553 million, an increase of $290 million from the prior year, and adjusted net income was $559 million, an increase of $286 million.

Reported net income was US$448 million, an increase of US$256 million from the prior year, and adjusted net income was US$453 million, an increase of US$254 million. Results were driven by a 7% increase in revenue with higher net interest income and non-interest revenue, modestly higher expenses and a decrease in the provision for credit losses.

During the quarter, BMO Harris Bank and Lively, Inc. (Lively), creators of the modern Health Savings Account (HSA), announced that they will bring a modern HSA experience to eligible individual BMO customers and commercial banking clients. Beginning this fall, new HSAs will be delivered by Lively, providing BMO customers with a more engaging HSA experience, designed to help them make real financial progress through more powerful health savings tools.

BMO Wealth Management

Reported net income was $401 million, an increase of $60 million or 18% from the prior year, and adjusted net income was $406 million, an increase of $57 million or 16%. Results were driven by an 11% increase in net revenue, partially offset by higher expenses. Traditional Wealth reported net income was $328 million, an increase of $57 million or 21%, and adjusted net income was $333 million, an increase of $54 million or 19%, driven by higher revenue, primarily from growth in client assets, including stronger global markets, partially offset by higher expenses. Insurance net income was $73 million, relatively unchanged from the prior year.

BMO has been recognized as the Best Private Bank by World Finance magazine for the eleventh consecutive year. This award speaks to BMO Private Wealth’s dedicated support to our clients and their families, as they navigate the complexity of managing their wealth during times of uncertainty. In addition, BMO Global Asset Management (BMO GAM) Canada was recognized at the Responsible Investment Association’s 2021 Leadership Awards, receiving top honours in the Stewardship and Market Education categories. BMO GAM won the Stewardship Award for our work to accelerate Canadian diversity and inclusion beyond gender, and the Market Education Award for the development and launch of the MyESGTM analytics tool, a first-of-its-kind self-assessment tool that enables financial advisors to better achieve our clients’ ESG objectives.

BMO Capital Markets

Reported net income was $558 million, an increase of $132 million or 31% from the prior year, and adjusted net income was $564 million, an increase of $129 million or 30%. Results were driven by continued strong revenue performance, with higher Investment and Corporate Banking revenue partially offset by lower Global Markets revenue, higher expenses driven by increased performance-based compensation, and a recovery of credit losses, compared with elevated levels of provisions in the prior year.

During the quarter, BMO Capital Markets announced it is establishing a dedicated Energy Transition Group to support our clients in their pursuit of energy transition opportunities. This new group is expected to accelerate BMO Capital Markets’ participation in the economy’s energy transition by providing knowledge, tools and support our industry groups as we engage with clients on their energy transition endeavors. We also continue to leverage our deep industry expertise and insights across different sectors to support our clients, and acted as left lead arranger and left lead bookrunner to support OMERS’ buyout of Gastro Health.

1 BMO Financial Group Third Quarter 2021 Earnings Release

Corporate Services

Reported and adjusted net loss for the quarter were $52 million, compared with a reported and adjusted net loss of $117 million in the prior year. Adjusted results increased due to higher revenue, driven by higher securities gains and treasury-related activities, partially offset by higher expenses.

Adjusted results in this Third Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in the MD&A, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.4% as at July 31, 2021, an increase from 13.0% at the end of the second quarter of fiscal 2021, driven by retained earnings growth.

Credit Quality

Total recovery of credit losses was $70 million, compared with a provision for credit losses of $1,054 million in the prior year. The total recovery of credit losses ratio was 6 basis points, compared with a provision for credit losses ratio of 89 basis points in the prior year. The provision for credit losses on impaired loans was $71 million, a decrease of $375 million from $446 million in the prior year, largely due to lower commercial provisions in our P&C businesses, and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 6 basis points, compared with 38 basis points in the prior year. There was a $141 million recovery of credit losses on performing loans in the current quarter, compared with a $608 million provision in the prior year. The $141 million recovery of credit losses in the current quarter reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth, while the $608 million provision in the prior year reflected the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights.

Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at July 31, 2021.

Supporting a Sustainable and Inclusive Recovery

At BMO, we have a long-standing commitment to support a sustainable future, a thriving economy and an inclusive society, and we are acting with purpose. In support of our customers, communities and employees, BMO recently:

•	Announced a $12 billion commitment to finance affordable housing in Canada over a 10-year period.
•	Deployed loans and investments as part of BMO EMpowerTM, a US$5 billion commitment over five years to address key barriers faced by minority businesses, communities and families in the United States.
•	Pledged $200,000 in grants to women-owned businesses in Canada and the United States through BMO Celebrating Women, a bank-owned recognition program for women in North America.
•

Continued to support economic self-sufficiency of Indigenous communities, creating a long-term partnership with the Native Women’s Association of Canada and making eLearning available to help foster greater understanding of Indigenous perspectives through education.

•

Assisted customers experiencing financial hardship caused by the COVID-19 pandemic, including facilitating access to relief programs introduced by the Canadian and U.S. governments, such as the Canada Emergency Business Account (CEBA) program, the Highly Affected Sector Credit Availability Program (HASCAP) and the Trade Expansion Lending Program (TELP) in Canada, and the Paycheck Protection Program (PPP) in the United States.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments. Such developments are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by third parties, governments, and governmental and regulatory authorities, which could vary by country and region. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Top and Emerging Risks That May Affect Future Results section on page 34 in our Third Quarter 2021 Report to Shareholders.

BMO Financial Group Third Quarter 2021 Earnings Release 2

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excluded the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section in our Third Quarter 2021 Report to Shareholders for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020
Reported Results
Revenue	7,562	6,076	7,189	20,613	19,200
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(984)	283	(1,189)	(1,302)	(1,708)
Revenue, net of CCPB	6,578	6,359	6,000	19,311	17,492
Total provision for credit losses	70	(60)	(1,054)	(146)	(2,521)
Non-interest expense	(3,684)	(4,409)	(3,444)	(11,706)	(10,629)
Income before income taxes	2,964	1,890	1,502	7,459	4,342
Provision for income taxes	(689)	(587)	(270)	(1,864)	(829)
Net income	2,275	1,303	1,232	5,595	3,513
EPS ($)	3.41	1.91	1.81	8.35	5.18
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(5)	(8)	(11)
Amortization of acquisition-related intangible assets (2)	(19)	(24)	(32)	(68)	(91)
Impact of divestitures (3)(4)	(24)	(771)	-	(795)	-
Restructuring costs (reversals) (4)	24	-	-	24	-
Adjusting items included in reported pre-tax income	(22)	(797)	(37)	(847)	(102)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(4)	(6)	(8)
Amortization of acquisition-related intangible assets (2)	(15)	(18)	(23)	(52)	(70)
Impact of divestitures (3)(4)	(18)	(772)	-	(790)	-
Restructuring costs (reversals) (4)	18	-	-	18	-
Adjusting items included in reported net income after tax	(17)	(792)	(27)	(830)	(78)
Impact on EPS ($)	(0.03)	(1.22)	(0.04)	(1.28)	(0.12)
Adjusted Results
Revenue	7,562	6,047	7,189	20,584	19,200
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(984)	283	(1,189)	(1,302)	(1,708)
Revenue, net of CCPB	6,578	6,330	6,000	19,282	17,492
Total provision for credit losses	70	(60)	(1,054)	(146)	(2,521)
Non-interest expense	(3,662)	(3,583)	(3,407)	(10,830)	(10,527)
Income before income taxes	2,986	2,687	1,539	8,306	4,444
Provision for income taxes	(694)	(592)	(280)	(1,881)	(853)
Net income	2,292	2,095	1,259	6,425	3,591
EPS ($)	3.44	3.13	1.85	9.63	5.30

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 20, 22, 24, 26 and 28 of our Third Quarter 2021 Report to Shareholders.

(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(4)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

3 BMO Financial Group Third Quarter 2021 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2021
Reported net income (loss)	815	553	1,368	401	558	(52)	2,275
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	6	6	5	4	-	15
Impact of divestitures (3)	-	-	-	-	-	18	18
Restructuring costs (reversals) (3)	-	-	-	-	-	(18)	(18)
Adjusted net income (loss)	815	559	1,374	406	564	(52)	2,292
Q2-2021
Reported net income (loss)	764	542	1,306	346	563	(912)	1,303
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	5	6	7	5	-	18
Impact of divestitures (4)	-	-	-	-	-	772	772
Adjusted net income (loss)	765	547	1,312	353	570	(140)	2,095
Q3-2020
Reported net income (loss)	319	263	582	341	426	(117)	1,232
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	-	10	10	8	5	-	23
Adjusted net income (loss)	319	273	592	349	435	(117)	1,259
YTD-2021
Reported net income (loss)	2,316	1,677	3,993	1,105	1,604	(1,107)	5,595
Acquisition integration costs (1)	-	-	-	-	6	-	6
Amortization of acquisition-related intangible assets (2)	1	18	19	20	13	-	52
Impact of divestitures (3)(4)	-	-	-	-	-	790	790
Restructuring costs (reversals) (3)	-	-	-	-	-	(18)	(18)
Adjusted net income (loss)	2,317	1,695	4,012	1,125	1,623	(335)	6,425
YTD-2020
Reported net income (loss)	1,380	953	2,333	776	708	(304)	3,513
Acquisition integration costs (1)	-	-	-	-	8	-	8
Amortization of acquisition-related intangible assets (2)	1	30	31	26	13	-	70
Adjusted net income (loss)	1,381	983	2,364	802	729	(304)	3,591

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in Q3-2021, $2 million in Q2-2021, $5 million in Q3-2020; $8 million for YTD-2021 and $11 million for YTD-2020 are included in non-interest expense in BMO Capital Markets.

(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $nil in Q3-2021, $1 million in Q2-2021, and $nil in Q3-2020; $1 million for both YTD-2021 and YTD-2020. U.S. P&C amounts of $9 million in Q3-2021, $7 million in Q2-2021, and $13 million in Q3-2020; $25 million for YTD-2021 and $40 million for YTD-2020. BMO Wealth Management amounts of $5 million in Q3-2021, $10 million in Q2-2021, and $11 million in Q3-2020; $25 million for YTD-2021 and $33 million for YTD-2020. BMO Capital Markets amounts of $5 million in Q3-2021, $6 million in Q2-2021, and $8 million in Q3-2020; $17 million for both YTD-2021 and YTD-2020.

(3)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

(4)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Third Quarter 2021 Earnings Release 4

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, the expected impact of the COVID-19 pandemic on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section that starts on page 34 of our Third Quarter 2021 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in our Third Quarter 2021 Report to Shareholders, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in our Third Quarter 2021 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections in our Third Quarter 2021 Report to Shareholders.

5 BMO Financial Group Third Quarter 2021 Earnings Release

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 24, 2021, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until September 21, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2021: $123.83

June 2021: $127.28

July 2021: $125.28

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at

www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2022 The next Annual Meeting of Shareholders will be held on Wednesday, April 13, 2022, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter 2021 Earnings Release 6